Exhibit 99.1

Interim Consolidated Financial Statements

April 30, 2026

(Unaudited)

VERSABANK

Consolidated Balance Sheets

(Unaudited)

(thousands of Canadian dollars)
	April 30	October 31	April 30
As at	2026	2025	2025

Assets

Cash	$568,161	$581,710	$340,186
Securities (note 4)	106,277	80,923	104,807
Credit assets, net of allowance for credit losses (note 5)	5,675,879	5,066,378	4,523,812
Property and equipment	28,107	23,936	24,376
Goodwill	12,301	12,301	12,301
Intangible assets	7,667	10,560	11,159
Other assets (note 6)	42,308	32,667	30,492

	$6,440,700	$5,808,475	$5,047,133

Liabilities and Shareholders' Equity

Deposits	$5,520,909	$4,860,863	$4,205,185
Subordinated notes payable (note 7)	100,688	103,516	101,844
Other liabilities (note 8)	266,865	311,423	211,798
	5,888,462	5,275,802	4,518,827

Shareholders' equity:
Share capital (note 9)	331,264	325,910	329,799
Contributed surplus	980	2,473	2,540
Retained earnings	220,721	203,728	196,284
Accumulated other comprehensive income (loss), net of taxes	(727)	562	(317)
	552,238	532,673	528,306

	$6,440,700	$5,808,475	$5,047,133

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK

Consolidated Statements of Income and Comprehensive Income

(Unaudited)

(thousands of Canadian dollars, except per share amounts)
	for the three months ended		for the six months ended
	April 30	April 30	April 30	April 30
	2026	2025	2026	2025

Interest income:
Credit assets	$77,685	$65,898	$153,337	$132,857
Other	5,375	5,078	10,939	11,365
	83,060	70,976	164,276	144,222

Interest expense:
Deposits and other	46,033	41,551	92,003	87,681
Subordinated notes	1,348	1,393	2,713	2,785
	47,381	42,944	94,716	90,466

Net interest income	35,679	28,032	69,560	53,756

Non-interest income	2,614	2,107	5,247	4,210
Total revenue	38,293	30,139	74,807	57,966

Provision for credit losses (note 5)	428	889	1,128	1,913
	37,865	29,250	73,679	56,053

Non-interest expenses:
Salaries and benefits	11,202	9,155	21,585	17,769
General and administrative	14,400	6,720	22,767	12,209
Premises and equipment	1,884	1,641	3,680	3,237
	27,486	17,516	48,032	33,215

Income before income taxes	10,379	11,734	25,647	22,838

Income tax provision (note 10)	2,854	3,205	7,053	6,166

Net income	$7,525	$8,529	$18,594	$16,672

Other comprehensive income (loss):
Item that may subsequently be reclassified to net income: Foreign exchange gain (loss) on translation of foreign operations	548	(15)	(1,289)	(187)

Comprehensive income	$8,073	$8,514	$17,305	$16,485

Basic and diluted income per common share (note 11)	$0.23	$0.26	$0.58	$0.54

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

(thousands of Canadian dollars)
	for the three months ended		for the six months ended
	April 30	April 30	April 30	April 30
	2026	2025	2026	2025

Common shares (note 9):

Balance, beginning of the period	$328,538	$330,489	$325,910	$215,610
Issued during the period	2,726	-	5,354	114,879
Share issue cost adjustment	-	(690)	-	(690)

Balance, end of the period	$331,264	$329,799	$331,264	$329,799

Contributed surplus:

Balance, beginning of the period	$1,815	$2,540	$2,473	$2,485
Stock-based compensation (note 9)	(835)	-	(1,493)	55

Balance, end of the period	$980	$2,540	$980	$2,540

Retained earnings:

Balance, beginning of the period	$213,998	$188,568	$203,728	$181,238
Net income	7,525	8,529	18,594	16,672
Dividends paid on common shares	(802)	(813)	(1,601)	(1,626)

Balance, end of the period	$220,721	$196,284	$220,721	$196,284

Accumulated other comprehensive income (loss), net of taxes:

Balance, beginning of the period	$(1,275)	$(302)	$562	$(130)
Other comprehensive income (loss)	548	(15)	(1,289)	(187)

Balance, end of the period	$(727)	$(317)	$(727)	$(317)

Total shareholders' equity	$552,238	$528,306	$552,238	$528,306

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK

Consolidated Statements of Cash Flows

(Unaudited)

(thousands of Canadian dollars)
	for the six months ended
	April 30	April 30
	2026	2025

Cash provided by (used in):

Operations:
Net income	$18,594	$16,672
Adjustments to determine net cash flows:
Items not involving cash:
Provision for credit losses	1,128	1,913
Stock-based compensation	-	75
Income tax provision	7,053	6,166
Interest income	(164,276)	(144,222)
Interest expense	94,716	90,466
Impairment of assets	2,260	-
Amortization	1,886	1,472
Accretion of discount on securities	(627)	(366)
Foreign exchange rate change on assets and liabilities	(4,333)	1,280
Interest received	160,066	146,084
Interest paid	(85,788)	(95,405)
Income taxes paid	(6,005)	(7,926)
Change in operating assets and liabilities:
Credit assets	(606,965)	(289,213)
Deposits	651,244	65,571
Change in other assets and liabilities	(57,596)	18,932
	11,357	(188,501)
Investing:
Foreign exchange forward settlement	(648)	4,262
Disposal of Stablecorp shares	1,035	-
Sale (purchase) of securities	(24,727)	189,348
Purchase of property and equipment	(5,650)	(721)
	(29,990)	192,889
Financing:
Issuance of common shares, net of issue costs	3,861	114,189
Dividends paid	(1,601)	(1,626)
Repayment of lease obligations	(378)	40
	1,882	112,603

Change in cash	(16,751)	116,991

Effect of exchange rate changes on cash	3,202	(2,060)

Cash, beginning of the period	581,710	225,254

Cash, end of the period	$568,161	$340,186

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2026, and 2025

1.	Reporting entity:

In Canada, VersaBank (the “Bank”) operates as a Schedule I bank under the Bank Act (Canada) and is regulated by the Office of the Superintendent of Financial Institutions Canada (“OSFI”). Following its acquisition of Stearns Bank Holdingford N.A. and renaming it VersaBank USA N.A. (“VersaBank USA”), on August 30, 2024, in the United States, the Bank, through its wholly owned subsidiary, VersaBank USA, holds a national Office of the Comptroller of the Currency (“OCC”) charter and is regulated by the OCC. The Bank, whose shares trade on the Toronto Stock Exchange and Nasdaq, provides primarily commercial lending and banking services to select niche markets in Canada and the United States, as well as cybersecurity services through the operations of its wholly owned subsidiary DRT Cyber Inc., (“DRTC”). The Bank is incorporated and domiciled in Canada, and maintains its registered office at Suite 2002, 140 Fullarton Street, London, Ontario, Canada, N6A 5P2.

2.	Basis of preparation:

a) Statement of compliance:

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and do not include all the information required for full annual financial statements. These interim Consolidated Financial Statements should be read in conjunction with the Bank’s audited Consolidated Financial Statements for the year ended October 31, 2025.

The interim Consolidated Financial Statements for the six months ended April 30, 2026, and 2025 were approved by the Audit Committee of the Board of Directors on June 1, 2026.

b) Basis of measurement:

These interim Consolidated Financial Statements have been prepared on the historical cost basis except securities (note 4), the investment in Stablecorp Digital Currencies Inc. (note 6) and derivative instruments (note 12), which are measured at fair value in the Consolidated Balance Sheets.

c) Functional and presentation currency:

These interim Consolidated Financial Statements are presented in Canadian dollars, which is the Bank’s functional currency. Functional currency is also determined for each of the Bank’s subsidiaries, and items included in the interim financial statements of the subsidiaries are measured using their functional currency. Digital Boundary Group Inc. and VersaBank USA, both US operations of the Bank, have functional currencies other than the Canadian dollar.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2026, and 2025

d) Use of estimates and judgements:

In preparing these interim Consolidated Financial Statements, management has exercised judgement and developed estimates in applying accounting policies and generating reported amounts of assets and liabilities at the date of the financial statements and income and expenses during the reporting periods. Areas where judgement was applied include assessing significant changes in credit risk on credit assets and in the selection of relevant forward-looking information in assessing the Bank’s allowance for expected credit losses on its credit assets as described in note 5 – Credit assets. Estimates are applied in the determination of the allowance for expected credit losses on credit assets, the fair value of stock options granted as described in note 9, the fair value of derivatives, the fair value of the investment in Stablecorp Digital Currencies Inc. as described in note 6, the impairment test applied to intangible assets and goodwill, and the measurement of deferred income taxes. It is reasonably possible, based on existing knowledge, that actual results may vary from those expected in the development of these estimates. This could result in material adjustments to the carrying amounts of assets and/or liabilities affected in the future.

Estimates and their underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are applied prospectively once they are known.

3.	Material Accounting Policy Information and future accounting changes:

The accounting policies applied by the Bank in these interim Consolidated Financial Statements are the same as those applied by the Bank as at and for the year ended October 31, 2025, and are detailed in note 3 of the Bank’s 2025 audited Consolidated Financial Statements.

4.	Securities:

As at April 30, 2026, the Bank held securities totaling $106.3 million ( October 31, 2025 - $80.9 million), including accrued interest, comprised of US Treasury Bills with a carrying value of $96.2 million, Government of Canada Treasury Bills with a carrying value of $2.1 million and other securities with a carrying value of $8.0 million.

5.	Credit assets, net of allowance for credit losses:

VersaBank organizes its Credit Asset portfolios into the following two broad asset categories: Structured Receivable Program (previously referred to as “Receivable Purchase Program”) and Multi-Family Residential Loans and Other. These categories have been established in VersaBank’s proprietary, internally developed asset management system and have been designed to catalogue individual lending assets as a function primarily of their key risk drivers, the nature of the underlying collateral, and the applicable market segment.

The Structured Receivable Program (“SRP”) category is composed of investments in the expected cash flow streams derived primarily from consumer and small business loans and leases that are originated and owned throughout their lifetime by VersaBank’s SRP partners, as well as asset-backed securities that have similar underlying assets noted in the SRP portfolio.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2026, and 2025

The Multi-Family Residential Loans and Other (“MROL”) category is composed of two major sub-segments: Multi-Family Residential Loans, which consists of CMHC-insured (zero-risk weighted for regulatory capital purposes) loans and uninsured loans to real estate developers to finance the construction phase of development of multi-family, student residence, condominium and retirement home properties, as well as term and bridge loans to real estate developers secured by completed aforementioned properties and units. It also includes the public sector and infrastructure loans and leases. The majority of these loans are business-to-business loans with the underlying credit risk exposure being primarily residential in nature given that the vast majority of the loans are related to properties that are designated primarily for residential use. The portfolio benefits from diversity in its underlying security in the form of a broad range of such collateral properties.

Summary of credit assets, net of allowance for credit losses:

(thousands of Canadian dollars)
	April 30	October 31	April 30
	2026	2025	2025

Structured receivable program	$4,679,121	$4,043,007	$3,548,931
Multi-family residential loans and other	979,093	1,007,232	958,249
	5,658,214	5,050,239	4,507,180

Allowance for credit losses	(8,342)	(7,279)	(4,958)
Accrued interest	26,007	23,418	21,590

Total credit assets, net of allowance for credit losses	$5,675,879	$5,066,378	$4,523,812

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2026, and 2025

The following table provides a summary of credit asset amounts, ECL allowance amounts, and expected loss (“EL”) rates by credit asset category:

	As at April 30, 2026
(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total
Structured receivable program	$4,651,145	$20,891	$7,085	$4,679,121
ECL allowance	3,243	64	3,392	6,699
EL %	0.07%	0.31%	47.88%	0.14%
Multi-family residential loans and other	$763,416	$207,816	$7,861	$979,093
ECL allowance	1,361	281	1	1,643
EL %	0.18%	0.14%	0.01%	0.17%
Total credit assets	$5,414,561	$228,707	$14,946	$5,658,214
Total ECL allowance	4,604	345	3,393	8,342
Total EL %	0.09%	0.15%	22.70%	0.15%

	As at October 31, 2025
(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total
Structured receivable program	$4,017,931	$17,516	$7,560	$4,043,007
ECL allowance	3,187	72	2,172	5,431
EL %	0.08%	0.41%	28.73%	0.13%
Multi-family residential loans and other	$854,692	$113,227	$39,313	$1,007,232
ECL allowance	1,493	354	1	1,848
EL %	0.17%	0.31%	0.00%	0.18%
Total credit assets	$4,872,623	$130,743	$46,873	$5,050,239
Total ECL allowance	4,679	426	2,174	7,279
Total EL %	0.10%	0.33%	4.64%	0.14%

The Bank’s maximum exposure to credit risk is the carrying value of its financial assets. The Bank holds security against the majority of its credit assets in the form of mortgage interests over property, other registered securities over assets, guarantees and/or cash reserves related to investments in receivables included in the SRP portfolio (see note 8).

Allowance for credit losses

The Bank must maintain an allowance for expected credit losses that are adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. The expected credit loss methodology requires recognition of credit losses based on 12 months of expected losses for performing credit assets, which is reflected in the Bank’s Stage 1 grouping. The Bank recognizes lifetime expected losses on credit assets that have experienced a significant increase in credit risk since its origination, which is reflected in the Bank’s Stage 2 grouping. Impaired credit assets require recognition of lifetime losses and are reflected in Stage 3 grouping.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2026, and 2025

Forward-looking Information

The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third-party service provider for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing probability of default and loss given default term structure data to forward economic conditions include, but are not limited to: real GDP, the national unemployment rate, long term interest rates, the consumer price index, the S&P/TSX Index and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the bank’s assets, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

The key assumptions driving the quarterly outlook for 2026 continue to be shaped by global trade policy and tariff-related uncertainty, although volatility in average tariff rates has eased. Trade uncertainty remains a material constraint on cross-border activity, weighing on supply chains, exports and business investment in both Canada and the United States, with upcoming North American trade milestones still a notable source of risk. In addition, the situation in the Middle East has emerged as a significant new macroeconomic shock, pushing global energy prices higher and increasing near-term inflation uncertainty. The Bank of Canada expects economic growth to remain modest through 2026, with inflation rising temporarily due to higher energy prices before easing back toward target as price pressures moderate. The U.S. Federal Reserve continues to signal a cautious policy stance, with uncertainty elevated and limited scope for near-term easing. Labour market conditions are expected to soften further but not deteriorate sharply; Canadian labour market data points to weaker hiring activity and a higher unemployment rate, while U.S. labour conditions remain comparatively resilient. Overall, growth is expected to remain modest rather than recessionary, with trade‑related risks and energy‑driven inflation pressures potentially limiting monetary policy flexibility later in the year.

Management developed ECL estimates using credit risk parameter term structure forecasts sensitized to individual baseline, upside and downside forecast macroeconomic scenarios, each weighted at 100%, and subsequently computed the variance of each to the Bank’s reported ECL as at April 30, 2026 in order to assess the alignment of the Bank’s reported ECL with the Bank’s credit risk profile, and further, to assess the scope, depth and ultimate effectiveness of the credit risk mitigation strategies that the Bank has applied to its lending portfolios (see Expected Credit Loss Sensitivity below).

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2026, and 2025

Expected credit loss sensitivity:

The following table presents the sensitivity of the Bank’s estimated ECL to a range of individual macroeconomic scenarios, that in isolation may not reflect the Bank’s actual expected ECL exposure, as well as the variance of each to the Bank’s reported ECL as at April 30, 2026:

(thousands of Canadian dollars)
	Reported	100%	100%	100%
	ECL	Upside	Baseline	Downside
Allowance for expected credit losses	$8,342	$7,819	$8,266	$8,926
Provision (recovery) from reported ECL		(523)	(75)	584
Variance from reported ECL (%)		(6%)	(1%)	7%

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the three months ended April 30, 2026:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Structured receivable program
Balance at beginning of period	$3,531	$75	$2,621	$6,227
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(288)	(11)	771	472
Credit asset originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	(288)	(11)	771	472
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$3,243	$64	$3,392	$6,699

Multi-family residential loans and other
Balance at beginning of period	$1,483	$206	$1	$1,689
Transfer in (out) to Stage 1	(67)	67	-	-
Transfer in (out) to Stage 2	65	(65)	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(238)	84	-	(154)
Credit asset originations	130	-	-	130
Derecognitions and maturities	(9)	(11)	-	(20)
Provision for (recovery of) credit losses	(119)	75	-	(44)
Write-offs	(5)	-	-	(5)
Recoveries	-	-	-	-
FX Impact	2	-	-	2
Balance at end of period	$1,361	$281	$1	$1,643

Total balance at end of period	$4,604	$345	$3,393	$8,342

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2026, and 2025

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the three months ended April 30, 2025:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Structured receivable program
Balance at beginning of period	$1,911	$4	$56	$1,971
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	449	607	(27)	1,029
Credit asset originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	449	607	(27)	1,029
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$2,360	$611	$29	$3,000

Multi-family residential loans and other
Balance at beginning of period	$1,772	$488	$2	$2,262
Transfer in (out) to Stage 1	(200)	200	-	-
Transfer in (out) to Stage 2	155	(155)	-	-
Transfer in (out) to Stage 3	1	(43)	42	-
Net remeasurement of loss allowance	(165)	87	(43)	(121)
Credit asset originations	-	-	-	-
Derecognitions and maturities	(3)	(16)	-	(19)
Provision for (recovery of) credit losses	(212)	73	(1)	(140)
Write-offs	(135)	-	-	(135)
Recoveries	-	-	-	-
FX Impact	(25)	(4)	-	(29)
Balance at end of period	$1,400	$557	$1	$1,958

Total balance at end of period	$3,760	$1,168	$30	$4,958

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2026, and 2025

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the six months ended April 30, 2026:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Structured receivable program
Balance at beginning of period	$3,187	$72	$2,172	$5,431
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	56	(8)	1,220	1,268
Credit asset originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	56	(8)	1,220	1,268
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$3,243	$64	$3,392	$6,699

Multi-family residential loans and other
Balance at beginning of period	$1,493	$354	$2	$1,848
Transfer in (out) to Stage 1	(146)	146	-	-
Transfer in (out) to Stage 2	144	(144)	-	-
Transfer in (out) to Stage 3	1	-	(1)	-
Net remeasurement of loss allowance	(208)	34	-	(174)
Credit asset originations	205	75	-	280
Derecognitions and maturities	(63)	(181)	-	(244)
Provision for (recovery of) credit losses	(68)	(71)	(1)	(140)
Write-offs	(56)	-	-	(56)
Recoveries	-	-	-	-
FX Impact	(7)	(2)	-	(9)
Balance at end of period	$1,361	$281	$1	$1,643

Total balance at end of period	$4,604	$345	$3,393	$8,342

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2026, and 2025

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the six months ended April 30, 2025:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Structured receivable program
Balance at beginning of period	$783	$-	$-	$783
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	1,577	611	29	2,217
Credit asset originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	1,577	611	29	2,217
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$2,360	$611	$29	$3,000

Multi-family residential loans and other
Balance at beginning of period	$2,213	$306	$1	$2,520
Transfer in (out) to Stage 1	(397)	397	-	-
Transfer in (out) to Stage 2	146	(146)	-	-
Transfer in (out) to Stage 3	-	(43)	43	-
Net remeasurement of loss allowance	(337)	95	(43)	(285)
Credit asset originations	40	(29)	-	11
Derecognitions and maturities	(14)	(16)	-	(30)
Provision for (recovery of) credit losses	(562)	258	-	(304)
Write-offs	(259)	-	-	(259)
Recoveries	-	-	-	-
FX Impact	8	(7)	-	1
Balance at end of period	$1,400	$557	$1	$1,958

Total balance at end of period	$3,760	$1,168	$30	$4,958

Credit quality:

The Bank assigns a risk rating to each credit asset comprising its credit asset portfolios. A risk rating is assigned or updated as a function of each new credit application, annual review or an amendment to a facility. The Bank updates client risk ratings to reflect any significant deterioration or improvement in credit quality. The risk rating considers the credit risk attributes of the credit asset, structure, individual client circumstances as well as local, regional and global macroeconomic and market conditions.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2026, and 2025

The Bank aggregates its risk rating assignments into the following three broad categories:

i) Satisfactory – The client and credit asset valuation are of acceptable credit quality.

ii) Watchlist – The client or the credit asset valuation exhibits potential credit weakness or a downward trend which, if not mitigated, will potentially weaken the Bank’s position. The credit asset requires close supervision.

iii) Classified – The collection of the structural payment and/or the full repayment of the credit asset is uncertain.

As of April 30, 2026, 97% ( October 31, 2025 – 97%) of the Bank’s credit assets were categorized Satisfactory. There was no material change in the Bank’s processes for managing credit risk during the current quarter.

6. Other assets:

(thousands of Canadian dollars)
	April 30	October 31	April 30
	2026	2025	2025

Accounts receivable	$7,548	$7,371	$8,202
Prepaid expenses and other	22,117	17,880	16,822
Right-of-use assets	3,371	2,424	2,791
Deferred income tax asset	4,118	4,039	1,526
Derivative instruments (note 12)	5,154	-	198
Investment (note 6a)	-	953	953

	$42,308	$32,667	$30,492

a) In February 2021, the Bank acquired an 11% investment in Stablecorp Digital Currencies Inc. for cash consideration of $953,000. The Bank has made an irrevocable election to designate this investment at fair value through other comprehensive income at initial recognition and any future changes in the fair value of the investment will be recognized in other comprehensive income (loss). In December 2025, the Bank divested of its position in Stablecorp for cash consideration of $1,035,000. The disposal generated a gain of $82,000, recognized in the income statement. The gain represents the excess of the consideration received over the carrying amount of the investment at the date of disposal.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2026, and 2025

7. Subordinated notes payable:

(thousands of Canadian dollars)
	April 30	October 31	April 30
	2026	2025	2025

Issued April 2021, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of US $75.0 million, fixed effective interest rate of 5.38%, maturing May 2031. The fixed rate applies only until May 1, 2026, at which point the obligation converted to a floating rate based on a CORRA-derived reference rate plus 3.61% payable quarterly in arrears. Subsequent to April 30, 2026, the notes became redeemable by the Bank, subject to regulatory approval.	$100,688	$103,516	$101,844

	$100,688	$103,516	$101,844

8. Other liabilities:

(thousands of Canadian dollars)
	April 30	October 31	April 30
	2026	2025	2025

Accounts payable and other	$7,346	$12,518	$7,397
Current income tax liability	1,465	126	1,985
Deferred income tax liability	39	33	96
Derivative instruments (note 12)	-	416	381
Lease obligations	3,635	2,668	3,070
Cash collateral and amounts held in escrow	5,229	4,996	5,991
Cash reserves on structured receivable program	249,151	290,666	192,878

	$266,865	$311,423	$211,798

9. Share capital:

a) Common shares:

At April 30, 2026, there were 32,195,697 ( October 31, 2025 - 31,945,535) common shares outstanding.

On December 18, 2024, the Bank completed a treasury offering of 5,660,378 common shares at a price of USD $13.25 per share, the equivalent of CAD $18.95 per share, for gross proceeds of USD $75.0 million. On December 24, 2024, the underwriters of the aforementioned offering exercised their full over-allotment option to purchase an additional 849,056 shares (15% of the 5,660,378 common shares issued via the base offering referenced above) at a price of USD $13.25 per share, or CAD $19.07 per share, for gross proceeds of USD $11.2 million. Total net cash proceeds from the common share offering were CAD $116.0 million. The Bank’s share capital increased by CAD $116.3 million corresponding to the Common Share Offering and less tax effected issue costs in the amount of CAD $6.2 million.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2026, and 2025

On April 28, 2026, the Bank received approval from the Toronto Stock Exchange ("TSX") to renew its Normal Course Issuer Bid ("NCIB") for its common shares. Pursuant to the NCIB, VersaBank may purchase for cancellation up to 2,000,000 of its common shares, representing approximately 9.14% of its public float. As of April 16, 2026, the public float comprised 21,876,251 common shares and there were 32,167,347 issued and outstanding Common Shares in total. The average daily trading volume ("ADTV") of VersaBank's Common Shares on the TSX for the six months of October 1, 2025 to March 31, 2026 (the "Preceding Six-Month Period") was 26,510 shares. Daily purchases under the NCIB will be limited to 25% of the ADTV, which is 6,627 common shares, other than block purchase exceptions. During the Preceding Six-Month Period, 11,929,689 VersaBank common shares were traded on all exchanges. Of that total, 3,313,798 shares were traded on the TSX, and the remaining 8,615,891 shares were traded on other exchanges including the Nasdaq.

The ability to make purchases commenced on April 30, 2026, and will terminate on April 29, 2027, or such an earlier date as VersaBank may complete its purchases pursuant to the NCIB. The purchases will be made by VersaBank through the facilities of the TSX and the Nasdaq and in accordance with the rules of the TSX or the Nasdaq, as applicable, and the prices that VersaBank will pay for any Common Shares will be the market price of such shares at the time of acquisition. VersaBank will make no purchases of Common Shares other than open market purchases. All shares purchased under the NCIB will be cancelled.

For the three and six month periods ended April 30, 2026 and the three and six month periods ended April 30, 2025, the Bank did not purchase or cancel any common shares under its normal course issuer bid. As no shares were repurchased, there was no impact on Common Share capital or retained earnings for either period.

For the three and six month periods ended April 30, 2026, the Bank issued 126,250 and 250,162 Common Shares in connection with the exercise of stock options during the period for proceeds of $2.0 million and $4.0 million. For the three and six month periods ended April 30, 2025, the Bank issued nil and 6,775 Common Shares in connection with the exercise of stock options during the period for proceeds of $nil and $0.1 million.

b) Stock options

Stock option transactions during the three and six month periods ended April 30, 2026, and 2025:

	for the three months ended				for the six months ended
	April 30, 2026		April 30, 2025		April 30, 2026		April 30, 2025

		Weighted		Weighted		Weighted		Weighted
		average		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price	options	price

Outstanding, beginning of period	630,908	$15.90	804,494	$15.90	779,734	$15.90	819,125	$15.90
Granted	-	-	-	-	-	-	-	-
Exercised	(126,250)	15.90	-	-	(250,162)	-	(6,775)	15.90
Forfeited/cancelled	-	-	(3,140)	15.90	(24,914)	-	(10,996)	15.90
Expired	-	-	-	-	-	-	-	-

Outstanding, end of period	504,658	$15.90	801,354	$15.90	504,658	$15.90	801,354	$15.90

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2026, and 2025

For the three and six month periods ended April 30, 2026, the Bank recognized $7,000 ( April 30, 2025 - $nil) and $7,000 ( April 30, 2025 - $75,000) in compensation expense related to the estimated fair value of options granted.

10. Income tax provision:

Income tax provision for the three and six month periods ended April 30, 2026 was $2.9 million ( April 30, 2025 - $3.2 million) and $7.1 million ( April 30, 2025 - $6.2 million). The Bank’s combined statutory federal and provincial income tax rate in Canada is approximately 27% (2025 - 27%). The Bank’s effective rate reflects the statutory rate adjusted for certain items not being taxable or deductible for income tax purposes.

11. Income per common share:

(thousands of Canadian dollars, except shares outstanding and per share amounts)
	for the three months ended		for the six months ended
	April 30	April 30	April 30	April 30
	2026	2025	2026	2025

Net income	$7,525	$8,529	$18,594	$16,672

Weighted average number of common shares outstanding	32,091,757	32,518,786	32,029,275	30,761,211

Income per common share:	$0.23	$0.26	$0.58	$0.54

12. Derivative instruments:

Designated Hedges

At April 30, 2026, the Bank had an outstanding contract established for asset liability management purposes to swap between fixed and floating interest rates with an amortizing notional amount currently totaling $19.3 million ( October 31, 2025 - $20.2 million), of which $19.3 million ( October 31, 2025 - $20.2 million) qualified for hedge accounting. The Bank enters into interest rate swap contracts for its own account exclusively and does not act as an intermediary in this market. The maturity date of the amortizing interest rate swap is March 1, 2034. At April 30, 2026, fair value of $46,000 (asset) ( October 31, 2025 - $340,000 (liability)) relating to this contract was included in other assets (liabilities) and the offsetting amount included in the carrying values of the liabilities (assets) to which they relate. Approved counterparties are limited to major Canadian chartered banks. The carrying amount of the hedged item recognized in credit assets was $19.6 million ( October 31, 2025 - $20.9 million). The accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item is $1.7 million ( October 31, 2025 - $1.9 million).

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2026, and 2025

As of April 30, 2026, the Bank utilized a foreign exchange forward contract to mitigate foreign exchange risk on its net investments in VersaBank USA. This hedging strategy is aimed at minimizing foreign exchange risk related to fluctuations between VersaBank’s functional currency, CAD, and the foreign currency of its net investment, USD. Changes in the fair value of these derivatives, attributable to the effective portion of the hedge, are recognized in other comprehensive income, while the ineffective portion, if any, is recorded in profit or loss. As of April 30, 2026, the outstanding foreign exchange forward contract had a notional value of USD $138.6 million ( October 31, 2025 - USD $138.6 million) and a fair value of $4,300,000 (asset) ( October 31, 2025 - $61,400 (liability)), hedging a portion of the USD $186.0 million investment in VersaBank USA. For the three and six month periods ended April 30, 2026, a loss of $6,361,740 ( April 30, 2025 - gain of $3,800,138) and a loss of $41,580 ( April 30, 2025 – loss of $235,762) was recognized in other comprehensive income, representing the effective portion of the hedge. Since there was no hedge ineffectiveness, there was no impact on profit or loss from this hedge. The hedge was assessed as highly effective, supporting the Bank’s risk management strategy to stabilize the financial impact of foreign exchange movements.

As of April 30, 2026, an accounting hedge exists for the remaining USD $47.4 million of the USD $186.0 million investment in VersaBank USA. This is achieved through the allocation of part of a USD $75.0 million subordinated debt raised by the Bank in April 2021. Both the credit asset (liability) and the investment (asset) move in equal and opposite directions, with the liability serving as a hedge against foreign exchange rate fluctuations that may affect the valuation of the investment asset.

Economic Hedges

As at April 30, 2026, the Bank entered into a foreign exchange forward contract to mitigate foreign exchange risk on its net investment in VersaFinance US Corp. This hedging arrangement was established during 2025. The hedge is intended to reduce exposure to fluctuations between VersaBank’s functional currency, CAD, and the currency of the net investment, USD. Changes in the fair value of the instrument attributable to the portion of the hedge are recognized in profit or loss. As at April 30, 2026, the outstanding foreign exchange forward contract had a notional value of USD $14.0 million ( October 31, 2025 — USD 14.0 million) and a fair value of $434,000 (asset) ( October 31, 2025 - $1,500 (liability)). The contract economically hedges a portion of the USD $14.0 million investment in VersaFinance US Corp, which is designed to significantly offset the FX impact of translating USD-denominated assets and liabilities within VersaFinance US Corp into CAD. For the three and six month periods ended April 30, 2026, a loss of $599,330 ( April 30, 2025 - gain of $nil) and a loss of $84,130 ( April 30, 2025 - gain of $nil) was recognized in profit or loss, representing the total impact of the economic hedge.

As of April 30, 2026, the Bank utilized a foreign exchange forward contract to mitigate foreign exchange risk associated with the intercompany loan denominated in USD, resulting from intercompany transfer of assets, which aims to minimize foreign exchange risk related to fluctuations between the Bank’s functional currency, CAD, and the foreign currency denominated loan. As of April 30, 2026 the outstanding foreign exchange forward contract relating to this intercompany loan had a notional value of USD $12.1 million and a fair value of $375,000 (asset) ( October 31, 2025 - $5,400 (liability)).

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2026, and 2025

13. Commitments and contingencies:

The amount of credit-related commitments represents the maximum amount of additional credit that the Bank could be obligated to extend.

(thousands of Canadian dollars)
	April 30	October 31	April 30
	2026	2025	2025

Credit asset commitments	$569,094	$589,005	$638,708
Letters of credit	43,536	46,849	55,592

	$612,630	$635,854	$694,300

14. Related party transactions:

The Bank’s related parties include members of the Board of Directors and Senior Executive Officers represented as key management personnel, and significant minority shareholders. At April 30, 2026, amounts due from these related parties totaled $2.7 million ( October 31, 2025 - $2.0 million) and an amount due from a corporation controlled by key management personnel totaled $3.6 million ( October 31, 2025 - $3.6 million). The interest rates charged on loans and advances to related parties are based on mutually agreed-upon terms. For the three and six month periods ended April 30, 2026, interest income earned on the above loans was $47,000 ( April 30, 2025 - $39,000) and $96,000 ( April 30, 2025 - $80,000). As at April 30, 2026, there were no provisions for credit losses associated with loans issued to key management personnel ( October 31, 2025 - $nil), and all loans issued to key management personnel were current.

15. Capital management:

a) Overview:

The Bank’s policy is to maintain a strong capital base so as to retain investor, creditor, market and regulator confidence, as well as to support the future growth and development of the business. The impact of the level of capital held on shareholders’ return is an important consideration, and the Bank recognizes the need to maintain a balance between the higher returns that may be possible with greater leverage and the advantages and security that may be afforded by a more robust capital position.

Capital is managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and that take into account, amongst other items, forecasted capital requirements, current and anticipated financial market conditions and any capital ratio targets that are communicated to the Bank by Office of the Superintendent of Financial Institutions (“OSFI”).

The goal is to maintain adequate regulatory capital for the Bank to be considered well capitalized, protect depositors and provide capacity to support organic growth, as well as to capitalize on strategic opportunities that do not otherwise require access to the public capital markets, all the while providing a satisfactory return to shareholders. The Bank’s regulatory capital is comprised of share capital, retained earnings and unrealized gains and losses on fair value through other comprehensive income securities (Common Equity Tier 1 capital) and subordinated notes (Tier 2 capital).

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2026, and 2025

The Bank monitors its capital adequacy and related capital ratios on a daily basis and has stipulated policies, which are approved by the Board of Directors, setting internal targets and thresholds for its capital ratios. These capital ratios consist of the leverage ratio and the risk-based capital ratios.

The Bank makes use of the Standardized Approach for credit risk as prescribed by OSFI and, therefore, may include eligible ECL allowance amounts in its Tier 2 capital, up to a maximum of 1.25% of its credit risk-weighted assets calculated under the Standardized Approach. During the period ended April 30, 2026, there were no material changes in the Bank’s management of capital.

b) Risk-based capital ratios:

The Basel Committee on Banking Supervision has published the Basel III rules on capital adequacy and liquidity (“Basel III”). OSFI requires that all Canadian banks must comply with the Basel III standards on an “all-in” basis for the purpose of determining their risk-based capital ratios. Required minimum regulatory capital ratios are a 7.0% Common Equity Tier 1 capital ratio (“CET1”), an 8.5% Tier 1 capital ratio and a 10.5% Total capital ratio, all of which include a 2.5% capital conservation buffer.

OSFI also requires banks to measure capital adequacy in accordance with guidelines for determining risk- adjusted capital and risk-weighted assets, including off-balance sheet credit instruments as specified in the Basel III regulations. Based on the deemed credit risk for each type of asset, both on and off-balance sheet assets of the Bank are assigned a weighting ranging from 0% to 400% to determine the Bank’s risk-weighted equivalent assets and its risk-based capital ratios.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2026, and 2025

The Bank’s risk-based capital ratios are calculated as follows:

(thousands of Canadian dollars)
	April 30	October 31
	2026	2025

Common Equity Tier 1 (CET1) capital
Directly issued qualifying common share capital	$331,264	$325,910
Contributed surplus	980	2,473
Retained earnings	220,721	203,728
Accumulated other comprehensive income (loss)	(727)	562
CET1 before regulatory adjustments	552,238	532,673
Regulatory adjustments applied to CET1	(24,480)	(23,023)
Common Equity Tier 1 capital	$527,758	$509,650

Additional Tier 1 capital
Directly issued qualifying Additional Tier 1 instruments	$-	$-
Total Tier 1 capital	$527,758	$509,650

Tier 2 capital
Directly issued Tier 2 capital instruments	$102,180	$105,135
Tier 2 capital before regulatory adjustments	102,180	105,135
Eligible stage 1 and stage 2 allowance	1,685	5,105
Total Tier 2 capital	$103,865	$110,240
Total regulatory capital	$631,623	$619,890
Total risk-weighted assets	$4,285,370	$3,943,657
Capital ratios
CET1 capital ratio	12.32%	12.92%
Tier 1 capital ratio	12.32%	12.92%
Total capital ratio	14.74%	15.72%

As of April 30, 2026, and October 31, 2025, the Bank maintained capital levels above all of the minimum Basel III regulatory capital requirements prescribed by OSFI.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2026, and 2025

c) Leverage ratio:

The leverage ratio, which is prescribed under the Basel III Accord, is a supplementary measure to the risk-based capital requirements and is defined as the ratio of Tier 1 capital to the Bank’s total exposures. The Basel III minimum leverage ratio is 3.0%. The Bank’s leverage ratio is calculated as follows:

(thousands of Canadian dollars)
	April 30	October 31
	2026	2025

On-balance sheet assets	$6,440,700	$5,808,475
Assets amounts adjusted in determining the Basel III
Tier 1 capital	(24,480)	(23,023)
Total on-balance sheet exposures	6,416,220	5,785,452

Replacement cost associated with all derivative transactions	$7,216	$-
Add-on amounts for PFE associated with all derivative transactions	4,032	3,975
Total derivative exposures	11,248	3,975

Total off-balance sheet exposure at gross notional amount	$612,630	$635,854
Adjustments for conversion to credit equivalent amount	(392,992)	(410,571)
Total off-balance sheet exposures	219,638	225,283

Tier 1 capital	527,758	509,650
Total exposures	6,647,106	6,014,710

Leverage ratio	7.94%	8.47%

As at April 30, 2026, and October 31, 2025, the Bank was in compliance with the leverage ratio prescribed by OSFI.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2026, and 2025

16. Interest rate risk position:

The Bank is subject to interest rate risk, which is the risk that a movement in interest rates could negatively impact net interest margin, net interest income and the economic value of assets, liabilities and shareholders’ equity. The following table provides the duration difference between the Bank’s assets and liabilities and the potential after-tax impact of a 100 basis point shift in interest rates on the Bank’s earnings during a 12 month period.

(thousands of Canadian dollars)
	April 30, 2026		October 31, 2025
	Increase 100 bps	Decrease 100 bps	Increase 100 bps	Decrease 100 bps
Increase (decrease):
Impact on projected net interest income during a 12 month period	$1,722	$(1,963)	$2,582	$(2,824)

Duration difference between assets and liabilities (months)	(2.1)		(0.9)

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2026, and 2025

17. Fair value of financial instruments:

Fair values are based on management’s best estimates of market conditions and valuation policies at a certain point in time. The estimates are subjective and involve particular assumptions and judgement and, as such, may not be reflective of future fair values. The Bank’s credit assets and deposits lack an available market as they are not typically exchanged and, therefore, the book value of these instruments is not necessarily representative of amounts realizable upon immediate settlement. See note 21 of October 31, 2025, audited Consolidated Financial Statements for more information on fair values.

(thousands of Canadian dollars)
	April 30, 2026					October 31, 2025
	Carrying Value	Fair value Level 1	Fair Value Level 2	Fair Value Level 3	Total Fair Value	Carrying Value	Fair value Level 1	Fair Value Level 2	Fair Value Level 3	Total Fair Value

Assets
Cash
Amortized cost	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	568,161	568,161	-	-	568,161	581,710	581,710	-	-	581,710
Securities
Amortized cost	-	-	-	-	-	-	-	-	-	-
FVOCI	106,277	106,277	-	-	106,277	80,923	80,923	-	-	80,923
FVTPL	-	-	-	-	-	-	-	-	-	-
Credit assets
Amortized cost	5,675,879	-	-	5,689,659	5,689,659	5,066,378	-	-	5,050,931	5,050,931
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	-	-	-	-	-	-	-	-	-	-
Derivative instruments
Amortized cost	-	-	-	-	-	-	-	-	-	-
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	5,154	-	5,154	-	5,154	-	-	-	-	-
Other financial assets
Amortized cost	-	-	-	-	-	-	-	-	-	-
FVOCI	-	-	-	-	-	953	-	-	953	953
FVTPL	-	-	-	-	-	-	-	-	-	-

Liabilities
Deposits
Amortized cost	$5,520,909	$-	$-	$5,524,481	$5,524,481	$4,860,863	$-	$-	$4,918,431	$4,918,431
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	-	-	-	-	-	-	-	-	-	-
Subordinated notes payable
Amortized cost	100,688	-	97,071	-	97,071	103,516	-	99,878	-	99,878
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	-	-	-	-	-	-	-	-	-	-
Derivative instruments
Amortized cost	-	-	-	-	-	-	-	-	-	-
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	-	-	-	-	-	416	-	416	-	416
Other financial liabilities
Amortized cost	265,361	-	-	265,361	265,361	310,874	-	-	310,874	310,874
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	-	-	-	-	-	-	-	-	-	-

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2026, and 2025

18. Operating segmentation:

The Bank has established four reportable operating segments: Digital Banking Canada, Digital Banking USA, DRTC, and Digital Meteor. These four operating segments represent strategic business operations that provide distinct products and services to different markets. They are separately managed due to the differences in the nature of each business. The following summarizes the operations of each of the reportable segments:

Digital Banking Canada - The Bank employs a business-to-business model using its proprietary financial technology to address underserved segments in the Canadian banking market. VersaBank obtains its deposits and provides the majority of its credit assets electronically via innovative deposit and lending solutions for financial intermediaries.

Digital Banking USA - The Bank has adopted a business-to-business model, leveraging its proprietary financial technology to address underserved segments of the US banking market. VersaBank USA obtains its deposits and delivers the majority of its credit assets electronically through innovative deposit and lending solutions tailored for financial intermediaries.

DRTC (cybersecurity services and banking and financial technology development) - Leveraging its internally developed IT security software and capabilities, VersaBank established a wholly owned subsidiary, DRTC, to pursue significant large-market opportunities in cybersecurity and to develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities.

Digital Meteor - Through its wholly owned subsidiary, DRTC, VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets by the banking and financial community, including the Bank’s revolutionary Real Bank Tokenized Deposits™ (“RBTD”s™) (formerly known as Real Bank Deposit Tokens (“RBDT”) and Digital Deposit Receipts (“DDR”)). Digital Meteor operates as a business segment within DRTC.

The basis for the determination of the reportable segments is a function primarily of the systematic, consistent process employed by the Bank’s chief operating decision maker, the President, and the Chief Financial Officer, in reviewing and interpreting the operations and performance of each segment. The accounting policies applied to these segments are consistent with those employed in the preparation of the Bank’s Consolidated Financial Statements, as disclosed in note 3 of the Bank’s 2025 audited Consolidated Financial Statements.

Performance is measured based on segment net income, as included in the Bank’s internal management reporting. Management has determined that this measure is the most relevant in evaluating segment results and in the allocation of resources.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2026, and 2025

The following table sets out the results of each reportable operating segment as at and for the three months ended April 30, 2026, and 2025:

(thousands of Canadian dollars)
for the three months ended	April 30, 2026
	Digital Banking Canada	Digital Banking USA	Digital Meteor	DRTC	Eliminations/ Adjustments	Consolidated
Net interest income	$27,768	$7,911	$-	$-	$-	$35,679
Non-interest income	373	(15)	749	1,850	(343)	2,614
Total revenue	28,141	7,896	749	1,850	(343)	38,293

Provision for (recovery of) credit losses	495	(67)	-	-	-	428
	27,646	7,963	749	1,850	(343)	37,865
Non-interest expenses:
Salaries and benefits	7,343	2,070	172	1,617	-	11,202
General and administrative	13,824	515	42	362	(343)	14,400
Premises and equipment	947	353	54	530	-	1,884
	22,114	2,938	268	2,509	(343)	27,486

Income (loss) before income taxes	5,532	5,025	481	(659)	-	10,379

Income tax provision	1,438	1,437	130	(151)	-	2,854

Net income (loss)	$4,094	$3,588	$351	$(508)	$-	$7,525

Total assets	$5,213,682	$1,221,182	$10,688	$15,773	$(20,625)	$6,440,700

Total liabilities	$4,926,001	$961,343	$370	$28,344	$(27,596)	$5,888,462

for the three months ended	April 30, 2025
	Digital Banking Canada	Digital Banking USA	Digital Meteor	DRTC	Eliminations/ Adjustments	Consolidated
Net interest income	$25,525	$2,507	$-	$-	$-	$28,032
Non-interest income	122	(18)	569	1,789	(355)	2,107
Total revenue	25,647	2,489	569	1,789	(355)	30,139

Provision for (recovery of) credit losses	954	(65)	-	-	-	889
	24,693	2,554	569	1,789	(355)	29,250
Non-interest expenses:
Salaries and benefits	5,836	1,464	253	1,602	-	9,155
General and administrative	5,267	800	343	665	(355)	6,720
Premises and equipment	947	104	123	467	-	1,641
	12,050	2,368	719	2,734	(355)	17,516

Income (loss) before income taxes	12,643	186	(150)	(945)	-	11,734

Income tax provision	3,443	53	2	(293)	-	3,205

Net income (loss)	$9,200	$133	$(152)	$(652)	$-	$8,529

Total assets	$4,761,444	$281,153	$11,086	$25,224	$(31,774)	$5,047,133

Total liabilities	$4,386,758	$144,517	$9,029	$19,708	$(41,185)	$4,518,827

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2026, and 2025

The following table sets out the results of each reportable operating segment as at and for the six months ended April 30, 2026, and 2025:

(thousands of Canadian dollars)
for the six months ended	April 30, 2026
	Digital Banking Canada	Digital Banking USA	Digital Meteor	DRTC	Eliminations/ Adjustments	Consolidated
Net interest income	$54,875	$14,685	$-	$-	$-	$69,560
Non-interest income	849	(15)	1,277	3,825	(689)	5,247
Total revenue	55,724	14,670	1,277	3,825	(689)	74,807

Provision for (recovery of) credit losses	1,176	(48)	-	-	-	1,128
	54,548	14,718	1,277	3,825	(689)	73,679
Non-interest expenses:
Salaries and benefits	14,006	3,803	378	3,398	-	21,585
General and administrative	21,202	1,314	72	868	(689)	22,767
Premises and equipment	1,872	628	102	1,078	-	3,680
	37,080	5,745	552	5,344	(689)	48,032

Income (loss) before income taxes	17,468	8,973	725	(1,519)	-	25,647

Income tax provision	4,660	2,579	195	(381)	-	7,053

Net income (loss)	$12,808	$6,394	$530	$(1,138)	$-	$18,594

Total assets	$5,213,682	$1,221,182	$10,688	$15,773	$(20,625)	$6,440,700

Total liabilities	$4,926,001	$961,343	$370	$28,344	$(27,596)	$5,888,462

for the six months ended	April 30, 2025
	Digital Banking Canada	Digital Banking USA	Digital Meteor	DRTC	Eliminations/ Adjustments	Consolidated
Net interest income	$49,210	$4,546	$-	$-	$-	$53,756
Non-interest income	247	(17)	911	3,778	(709)	4,210
Total revenue	49,457	4,529	911	3,778	(709)	57,966

Provision for (recovery of) credit losses	1,987	(74)	-	-	-	1,913
	47,470	4,603	911	3,778	(709)	56,053
Non-interest expenses:
Salaries and benefits	11,125	2,628	470	3,546	-	17,769
General and administrative	9,983	1,397	387	1,151	(709)	12,209
Premises and equipment	1,850	213	171	1,003	-	3,237
	22,958	4,238	1,028	5,700	(709)	33,215

Income (loss) before income taxes	24,512	365	(117)	(1,922)	-	22,838

Income tax provision	6,548	129	2	(513)	-	6,166

Net income (loss)	$17,964	$236	$(119)	$(1,409)	$-	$16,672

Total assets	$4,761,444	$281,153	$11,086	$25,224	$(31,774)	$5,047,133

Total liabilities	$4,386,758	$144,517	$9,029	$19,708	$(41,185)	$4,518,827

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three & six month periods ended April 30, 2026, and 2025

Prior to the year ended October 31, 2025, substantially all Digital Banking operations were based in Canada.

19. Strategic Divestiture of DRTC:

In furtherance of the Bank’s strategic initiatives and in consideration of current US regulatory requirements, management has expressed its intention to cease or divest of certain activities, including the cybersecurity assets within DRTC, a subsidiary operating within the cybersecurity and financial technology industry, and Digital Boundary Group, Inc. and Digital Boundary Group Canada Inc. (collectively, the “Digital Boundary Group Entities”), subsidiaries of DRTC operating within the penetration testing industry. The Bank has initiated a process to identify and evaluate alternatives with the objective to maximize the value derived from the divestiture for shareholders.

As of April 30, 2026, the Digital Boundary Group Entities and certain assets in DRTC have not been classified as “held for sale” under IFRS 5 –Non‑current Assets Held for Sale and Discontinued Operations, as certain required criteria have not yet been fully satisfied. While management has not begun actively marketing the Digital Boundary Group Entities and certain assets of DRTC for sale, these subsidiaries and assets are also not yet available for immediate sale in their present condition and continue to be integral to the Bank’s ongoing operations. Management will continue to monitor and evaluate the status of the planned divestiture, including the progress of the active sales program. The subsidiaries will be reclassified as “held for sale” and presented in accordance with IFRS 5 once all conditions for such classification are met.

Certain members of management hold convertible preferred shares in DRTC. In accordance with DRTC’s by‑laws, these shares will automatically convert into an aggregate 28% common share ownership stake in DRTC upon the occurrence of a change‑of‑control event.

20. Sale of Branch Assets:

On January 7, 2026, the Company entered into a Purchase and Assumption Agreement with Stearns Bank National Association. Under the Agreement, the Company agreed to sell certain assets associated with the Company’s branch located at 580 Main Street, Holdingford, Minnesota, with Stearns Bank National Association agreeing to assume certain deposit liabilities related to that location. The transaction closed on May 1, 2026. The transaction has an immaterial impact on the Company’s Consolidated Financial Statements.

21. Comparative balances:

The financial statements have been reclassified, where applicable, to conform to the presentation used in the current year. The changes do not affect prior year earnings.